                                    Remington
                       Value & Special Situation Fund, LLC
                     One Highland Avenue, Metuchen, NJ 08840
                               Tel (732) 205-0391
                               Fax (732) 205-0395

April 22, 2008

Mr. John F. Ramirez
Secretary
Foxby Corporation
11 Hanover Square
New York, NY 10005

       Re: Shareholder Proposal for Foxby Corp. ("Foxby" or "The Fund")

Dear Mr. Ramirez:

We hereby submit as Exhibit A the following  proposal and  supporting  statement pursuant to Rule 14a-8 of the  Securities  Exchange Act of 1934 for inclusion in management's  proxy statement for the next annual meeting of stockholders or any earlier meeting.  We wish to inform you that we do not want to control or manage
Foxby,  nor do we  seek  board  representation  currently.  We are  making  this proposal as 2.64% owners of Foxby,  and currently hold 68,873  shares,  of which
67,700  shares  have  been held for one year or  longer.  Enclosed  please  find written statements regarding our holding of Foxby Corp. We intend to continue to hold the shares of the Fund through the date of the next annual meeting.

If you have any questions  regarding  this matter,  please contact John Baker at
Stradley Ronon: 202.419.8413

Regards,

/s/Gregg. T. Abella
Gregg T. Abella
Officer of Managing Member

cc:      John Baker, esq. - Stradley Ronon
         Larry Stadulis, esq. - Stradley Ronon

Enc.

EXHIBIT A

RESOLVED:  The  shareholders of Foxby Corp.  ("Foxby" or the "Fund") request the
Board of  Directors  to  promptly  take steps  necessary  to close or reduce the discount  gap  through an  announced  plan on a  semi-annual  basis to make open market purchases of 2.5% of its outstanding  shares at prices up to 97.5% of net asset  value if the fund traded at an average  daily  discount to asset value of
12.5% or greater during the previous six-month period.

Supporting Statement

We believe our interests are aligned with all shareholders.  Simply stated,  our aim is to derive liquidity and maximize value for your investment in the Fund.

Foxby has a history of a  persistent  double-digit  discount  between  its share price and its net asset  value.  From July 2002,  when current  management  took control of the Fund,  through March 2008 we calculate that the month-end average and median  discounts  to net asset value were  approximately  15.60% and 15.23%
respectively.  During  this  period,  this  discount  has  ranged  from 5.54% at month-end January 2008 to 22.82% at month-end  February 2008. On April 18, 2008, the Fund's website  revealed a discount of 22.08%,  which, on that date, was the third  highest  discount  of 545  funds in an  independent  ranking.  If you had attempted  to sell your shares on that date at the  closing  market  price,  you would only have received  about $2.40 per share before  commissions,  while your proportionate interest in the market value of the Fund's holdings was reportedly worth $3.08 per share.  Under our  proposal,  we feel the discount  could narrow because of the liquidity  that the Fund would provide to the market  through the re-purchase  plan itself and the  market's  knowledge  that such a plan  exists.
Because the Fund would have the  opportunity  to make purchases at a discount to net asset  value,  we believe the plan would have the effect of  increasing  net asset  value for  remaining  shareholders.  We also feel that the plan  could be enacted at minimal cost to the Fund.

Given Foxby's historical  discount,  we feel that the Board should pursue a more clearly-defined,  well-communicated,  robust  strategy to make  accretive  stock buybacks while providing greater liquidity for the Fund's  shareholders.  If you would like to see the Fund  provide a  continual  benefit  for those who wish to sell,  while improving the net asset value over time for those who wish to hold, then we urge you to vote in favor of this proposal.